Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill Tax-Free
Fund of Kentucky (the "Fund") was held on April 23, 2010.
The holders of shares representing 87% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes are presented below).

1.     To elect Trustees.

	Dollar Amount of Votes:

	Trustee			For			Withheld
	Thomas A. Christopher	$219,972,271	$1,506,619
	David A. Duffy		$219,595,950	$1,882,929
	Diana P. Herrmann		$220,360,427	$1,118,464
	Theodore T. Mason		$220,077,403	$1,401,487
	Anne J. Mills		$220,149,838	$1,329,052
	John J. Partridge		$220,344,262	$1,134,628
	James R. Ramsey		$217,396,102	$4,082,788
	Laureen L. White		$219,015,178	$2,463,712

2.  To ratify the selection of Tait Weller & Baker, LLP as the
Fund's independent registered accounting firm.


	For			Against		Abstain
	$218,296,977	$1,437,862		$1,744,050